UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GLOBAL ACQUISITIONS CORPORATION

(Name of Issuer)

Common Stock, $ 0.001 par value

(Title of Class of Securities)

379413107

(CUSIP Number)

Ronald S. Boreta

c/o All-American Golf Center, Inc.

6730 Las Vegas Blvd. South

Las Vegas, NV 89119

(702) 317-7302

(Name, Address, and Telephone Number of Person Authorized  to Receive Notices and Communications)

With a copy to:

Michael J. Bonner, Esq.

Greenberg Traurig, LLP

10845 Griffith Peak Dr. Suite 600

Las Vegas, Nevada 89135

July 3, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 379413107	Page 2 of 10

1	NAME OF REPORTING PERSON Ronald S. Boreta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 602,229
8	SHARED VOTING POWER 1,856,174 [1]
9	SOLE DISPOSITIVE POWER 602,229
10	SHARED DISPOSITIVE POWER 1,856,174
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,458,403
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

__________________________________

[1] Consists of (i) 360,784 shares of Common Stock held by the Boreta Enterprises, Ltd (“Enterprises”), of which Ronald Boreta is Managing Member and owns 68.1% of the membership interests, and John Boreta owns 30.1% of the membership interests, (ii) 1,495,390 shares of Common Stock held by All-American Golf Center, Inc. (“AAGC”), of which Ronald Boreta is a director and 51% stockholder, and John Boreta is a director and 49% stockholder. Consequently, each of Ronald Boreta and John Boreta may be deemed to share voting and dispositive control over the securities held by Enterprises and AAGC, and thus to share beneficial ownership of such securities. Ronald Boreta disclaims beneficial ownership of the securities held by Enterprises and AAGC, except to the extent of his pecuniary interest therein.

CUSIP No. 379413107	Page 3 of 10

1	NAME OF REPORTING PERSON John Boreta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 591,735
8	SHARED VOTING POWER 1,856,174 [2]
9	SOLE DISPOSITIVE POWER 591,735
10	SHARED DISPOSITIVE POWER 1,856,174
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,447,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

__________________________________

[2] Consists of (i) 360,784 shares of Common Stock held by the Boreta Enterprises, Ltd. (“Enterprises”), of which John John Boreta owns 30.1% of the membership interests, (ii) 1,495,390 shares of Common Stock held by All-American Golf Center, Inc. (“AAGC”), of which John Boreta is a director and 49% stockholder, Ronald Boreta is a director and 51% stockholder. Consequently, each of John Boreta and Ron Boreta may be deemed to share voting and dispositive control over the securities held by Enterprises and AAGC, and thus to share beneficial ownership of such securities. John Boreta disclaims beneficial ownership of the securities held by Enterprises and AAGC, except to the extent of his pecuniary interest therein.

CUSIP No. 379413107	Page 4 of 10

1	NAME OF REPORTING PERSON All-American Golf Center, Inc. IRS Identification No. 88-0412382
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,495,390
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,495,390
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,495,390
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 379413107	Page 5 of 10

1	NAME OF REPORTING PERSON Boreta Enterprises, Ltd. IRS Identification No. 88-0439300
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 360,784
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 360,784
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,784
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 379413107	Page 6 of 10

Item 1.                   Security and Issuer

This Schedule 13D relates to the shares beneficially owned of Global Acquisition Corporation, a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 6730 Las Vegas Boulevard South, Las Vegas, NV 89119.

Item 2.                   Identity and Background

(a)           This Schedule 13D is being jointly filed by the following persons (collectively, the “Reporting Persons”): (i) Ronald S. Boreta, an individual; (ii) John Boreta, an individual, (iii) All-American Golf Center, Inc., a Nevada corporation (“AAGC”); and Boreta Enterprises, Ltd. a Nevada limited liability company (“Enterprises”). Ronald Boreta and John Boreta are both directors, officers and significant stockholders of AAGC and Enterprises who, together, control the investment decisions of AAGC and Enterprises. As a result of the foregoing, Ronald Boreta and John Boreta may each be deemed beneficially to own the securities of the Issuer owned by AAGC and Enterprises.

The Reporting Persons have entered into a Joint Filing Agreement dated as of July 3, 2024, a copy of which is attached as Exhibit 99.1 to the Schedule 13D, pursuant to which the Reporting Persons have agreed to jointly file the Schedule 13D, including any and all amendments thereto.

(b)           The business address of Ronald Boreta is c/o Global Acquisitions Corporation, 6730 Las Vegas Boulevard South, Las Vegas, NV 89119.

The business address of John Boreta is c/o Global Acquisitions Corporation, 6730 Las Vegas Boulevard South, Las Vegas, NV 89119.

The business address of All-American Golf Center, Inc. is 6730 Las Vegas Boulevard South, Las Vegas, NV 89119.

The business address of Boreta Enterprises, Ltd. is 6730 Las Vegas Boulevard South, Las Vegas, NV 89119.

(c)           Ronald Boreta is a President and Chief Executive Officer of the Issuer as well as significant stockholder and a director of AAGC and managing member of Enterprises.

John Boreta is Director of the Issuer as well as a significant stockholder and a director of AAGC and member of Enterprises.

(d)           During the last five years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)            The individual Reporting Persons are U.S. citizens.

Item 3.                   Source and Amount of Funds or Other Consideration

                                AAGC, for a period in excess of eight years, advanced monies, out of its own income and working capital, to the Issuer to pay operating expenses of the Issuer incurred after the Issuer completed the closing of the Transfer Agreement for the sale and transfer of the Issuer’s 2016 51% interest in All American Golf Center, Inc., which constituted substantially all of the Company’s assets.  As of March 31, 2024, the amounts advanced by, and payable to, AAGC amounted to $593,670 (the “Payables”).  On July 3, 2024, the Issuer agreed with AAGC issue to AAGC, as satisfaction of the Payables, 1,495,390 shares of common stock, par value $0.001 (“Common Stock”) in a private placement transaction (the “Transaction”) exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”).

CUSIP No. 379413107	Page 7 of 10

Item 4.                   Purpose of the Transaction

The Transaction was undertaken to replace liabilities owed to AAGC with equity interests and correspondingly reduce the liabilities and accumulated stockholders’ deficit of the Issuer, in order to permit the Issuer to better pursue its efforts to seek, investigate, and, if warranted, acquire an interest in a business opportunity, which may be made by merger, exchange of stock, or otherwise.  As of the date hereof, the Issuer has not reached any preliminary or definitive agreements or understandings with any person concerning any business opportunity.

Contemporaneously with the Transaction described herein, the Issuer intends to issue warrants to certain persons who have provided and are expected to provide services and other support to the Issuer in furtherance of its pursuit of business opportunities; the issuance such securities have been described in a Current Report on Form 8-K filed by the issuer on July 5, 2024.

Item 5.                   Interest in Securities of the Issuer

(a)           As of the close of business on July 3, 2024, the Reporting Persons beneficially own an aggregate of 3,050,138 shares of Common Stock, representing approximately 42.6% of the shares of Common Stock outstanding. The percentages used herein are based upon 7,153,513 shares of Common Stock outstanding after giving effect to the issuance of 1,495,390 shares of Common Stock to AAGC pursuant to the Transaction described herein.

(b)           Ronald S. Boreta owns 602,229 shares directly, with sole voting and dispositive power.  John Boreta owns 591,735 shares directly, with sole voting and dispositive power. Ronald S. Boreta and John Boreta are each directors and significant stockholders of AAGC and members of Enterprises and may be deemed to share both voting and dispositive power of the shares of Common Stock owned by AAGC (1,495,390 shares) and Enterprises (360,784 shares), and thus to share beneficial ownership of such securities.

(c)           On July 3, 2024, the Issuer agreed with AAGC to issue to AAGC 1,495,390 shares of Common Stock in the Transaction more fully described in Item 3 above.  The Transaction represented one share for each $0.397 of Payables relinquished by AAGC.

(d)           No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e)           Not applicable.

Item 6.                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the Transaction described in Item 3 above.

Item 7.                   Material to be Filed as Exhibits

                                Exhibit 10.1 - Purchase Agreement of the Transaction.

                                Exhibit 99.1 - Joint Filing Agreement.

CUSIP No. 379413107	Page 8 of 10

Signature

After reasonable inquiry and to the best of my knowledge and belief, the Reporting Person hereby certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated:  July 5, 2024

RONALD S. BORETA

/s/ Ronald S. Boreta

JOHN BORETA

/s/ John Boreta

ALL-AMERICAN GOLF CENTER, INC.

By:  /s/ Ronald S. Boreta

Name:  Ronald S. Boreta

Title:     President, Secretary and Treasurer

BORETA ENTERPRISES, LTD.

By:  /s/ Ronald S. Boreta

Name:    Ronald S. Boreta

Title:       Managing Member